UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EVER-GLORY INTERNATIONAL GROUP, INC.
(Name of Company)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

299766204
(CUSIP Number)

Edward Yihua Kang President/CEO Ever-Glory Commercial Center, 509 Chengxin Road, Jiangning Development Zone, Nanjing, Jiangsu Province, Peoples Republic of China (8625) 5209-6875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 299766204

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Huake Kang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,623,098 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

5,623,098 (1)

	10	SHARED DISPOSITIVE POWER

--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,623,098 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.04%*
14	TYPE OF REPORTING PERSON

IN

(1)	Mr. Huake Kang is deemed to be the “beneficial owner” of 5,623,098 shares held by Ever-Glory Enterprises (H.K.) Ltd. in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934.

*Percentage is calculated on the basis of 14,781,241 shares of common stock outstanding as of May 8, 2014, based upon information set forth in the Form 10-Q filed by the Company on May 15, 2014.

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Item 1.	Security and Issuer.

This Schedule 13D (“Statement”) relates to the common stock, par value $0.0001 per share, of Ever-Glory International Group, Inc. (the “Issuer”). The principal executive office of the Issuer is located at Ever-Glory Commercial Center, 509 Chengxin Road, Jiangning Development Zone, Nanjing, Jiangsu Province, People’s Republic of China.

Item 2.	Identity and Background.

(a) The Statement is filed by Huake Kang (the “Reporting Person”).

(b) The Reporting Person’s address is Room 102, No. 16-1, Wei Alley, Xuanwu District, Nanjing City, China.

(c) The Reporting Person is the director of Ever-Glory Enterprises (H.K.) Ltd.

(d) During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Huake Kang is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

On August 6, 2014, Huake Kang acquired 83% of the outstanding shares of Ever-Glory Enterprises (H.K.) Ltd with his personal funds.

Item 4.	Purpose of Transaction.

The purpose of the acquisition for investment only.

As of the date of this Schedule 13D, neither of the Reporting Persons have any other plans or proposals which relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

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(f)          any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)           None

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies..

Item 7.	Material to be Filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2014	Ever-Glory Enterprises (H.K.) Ltd

	By:	/s/ Huake Kang
Name: Huake Kang
Title: Sole Director

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